UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nocopi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

655212207

(CUSIP Number)

SRK Fund I, LP
415 Ashurst Ave
Secane, Pennsylvania 19018

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 655212207	13D	Page 2 of 14
(1) NAMES OF REPORTING PERSONS SRK Fund I, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,279,454 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,279,454 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,454 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 3 of 14
(1) NAMES OF REPORTING PERSONS SRK Capital, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,279,454 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,279,454 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,454 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 4 of 14
(1) NAMES OF REPORTING PERSONS Sean Kirkwood
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,279,454 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,279,454 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,454 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 5 of 14
(1) NAMES OF REPORTING PERSONS Philip N. Hudson
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
5,637,918 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
5,637,918 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,918 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 6 of 14
(1) NAMES OF REPORTING PERSONS Ross Campbell
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,264,457 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
3,264,457 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,457 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 7 of 14
(1) NAMES OF REPORTING PERSONS Stanley Knowlton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
703,500 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
703,500 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,500 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 8 of 14
(1) NAMES OF REPORTING PERSONS Ward Carey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,342,750 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,342,750 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,342,750 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.29%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of October 1, 2019, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2019 of Nocopi Technologies, Inc.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 2018 by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

SRK Fund I , LP. beneficially owns 3.89% of the shares of the common stock outstanding.

Item 5.	Interest in Securities of the Issuer.

(a) Sean Kirkwood is the managing member of SRK Capital, LLC and may be deemed to be the beneficial owner of 2,279,454 shares owned by SRK Fund I, LP. This ownership constitutes 3.89%% of the Issuer's outstanding shares with voting power for 2,279,454 shares.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on December 19, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price Per Share
SRK Fund I, L.P.	10/01/2019	Open market purchase of Common Stock	10,000	$0.0401
SRK Fund I, L.P.	09/27/2019	Open market purchase of Common Stock	10,000	$0.0389
SRK Fund I, L.P.	09/23/2019	Open market purchase of Common Stock	20,000	$0.0350
SRK Fund I, L.P.	09/23/2019	Open market purchase of Common Stock	10,000	$0.0364
SRK Fund I, L.P.	09/19/2019	Open market purchase of Common Stock	10,267	$0.0360
SRK Fund I, L.P.	09/17/2019	Open market purchase of Common Stock	10,000	$0.0433
SRK Fund I, L.P.	09/16/2019	Open market purchase of Common Stock	10,000	$0.0404
SRK Fund I, L.P.	09/13/2019	Open market purchase of Common Stock	20,000	$0.0404
SRK Fund I, L.P.	09/12/2019	Open market purchase of Common Stock	20,060	$0.0407
SRK Fund I, L.P.	09/12/2019	Open market purchase of Common Stock	1,640	$0.0365
SRK Fund I, L.P.	09/11/2019	Open market purchase of Common Stock	10,000	$0.0410
SRK Fund I, L.P.	09/11/2019	Open market purchase of Common Stock	210,005	$0.0362
SRK Fund I, L.P.	09/11/2019	Open market purchase of Common Stock	250,000	$0.0400
SRK Fund I, L.P.	09/11/2019	Open market purchase of Common Stock	10,000	$0.0421
SRK Fund I, L.P.	08/21/2019	Open market purchase of Common Stock	16,000	$0.0424
SRK Fund I, L.P.	08/19/2019	Open market purchase of Common Stock	500	$0.0421
SRK Fund I, L.P.	08/16/2019	Open market purchase of Common Stock	10,000	$0.0428
SRK Fund I, L.P.	08/15/2019	Open market purchase of Common Stock	62	$0.0422
SRK Fund I, L.P.	08/09/2019	Open market purchase of Common Stock	12,000	$0.0438
SRK Fund I, L.P.	08/09/2019	Open market purchase of Common Stock	1,250	$0.0429
SRK Fund I, L.P.	08/07/2019	Open market purchase of Common Stock	3,450	$0.0429

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2019

SRK Fund I, L.P.
By: SRK Capital, LLC, as general partner

By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager
SRK Capital, LLC
By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager

/s/ Sean Kirkwood
Sean Kirkwood, individually

/s/ Philip N. Hudson
Philip N. Hudson, individually

/s/ Ross Campbell
Ross Campbell, individually

/s/ Stanley Knowlton
Stanley Knowlton, individually

/s/ Ward Carey
Ward Carey, individually